ORTEC INTERNATIONAL, INC.

3960 Broadway

New York, New York 10032

Tel. (212) 740-6999

Fax. (212) 740-2570

August 4, 2006

Via Fax

Russell Mancuso, Branch Chief

Tim Buchmiller, Esq.

Securities & Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

RE:	Ortec International, Inc. (the “Company”)
Form SB-2 (Amended), File no. 333-135144
Filed: June 19, 2006

Dear Messrs. Mancuso and Buchmiller:

In connection with the proposed offering of 13,254,162 shares of the Company’s common stock by our shareholders and holders of our warrants, the undersigned registrant, pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”), hereby requests acceleration of the effective date of the registration statement (Registration No. 333-135144) to 5:00 p.m. Eastern Time on August 7, 2006, or as soon thereafter as is practical.

In addition, the undersigned hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities & Exchange Commission

August 4, 2006

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

ORTEC INTERNATIONAL, INC.

/s/ Alan W. Schoenbart
Alan W. Schoenbart
Chief Financial Officer